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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of April 2003


                           AETERNA LABORATORIES INC.
                -----------------------------------------------
                (Translation of registrant's name into English)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F             Form 40-F   X
                            -----                  -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                        Yes                     No   X
                            -----                  -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



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                                 DOCUMENTS INDEX




DOCUMENTS DESCRIPTION

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1.           Press Release of April 8, 2003: Appointments to AEterna Scientific
             Advisory Board

--------------------------------------------------------------------------------



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                                     [LOGO]

                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE


                APPOINTMENTS TO AETERNA SCIENTIFIC ADVISORY BOARD


QUEBEC CITY, CANADA, APRIL 8, 2003 - Gilles Gagnon, President and Chief Executive Officer at AEterna Laboratories Inc. (TSX: AEL; Nasdaq: AELA) today announced the following appointments to its Scientific Advisory Board: Dr. Fernand Labrie, Director of Research at the CHUL Research Centre in Quebec City, Dr. Klaus H.R. Diedrich, Director of the Department of Gynecology and Obstetrics of the University Clinic in Luebeck, Germany, as well as Dr. Rene Frydman, Director of the Department of Gynecology and Obstetrics at the Antoine Beclere Hospital in Clamart, a suburb of Paris.

"The expertise of these new members, together with that of the other members of our board, enables us to build a team of top scientists in oncology and endocrinology, two sectors that are now the focus of our scientific research strategy," stated Dr. Jurgen Engel, Managing Director at Zentaris, as well as Executive Vice President, Global Research and Development and Chief Operating Officer at AEterna.

"We are very proud to welcome such eminent scientists to our Scientific Advisory Board," commented Gilles Gagnon. "Our new board is now composed of eleven external members: five Canadians, three Americans and three Europeans. This further reflects our determination to position AEterna as an international biopharmaceutical company. I would also like to take this opportunity in expressing our sincere gratitude to Dr. Kenneth C. Anderson of the Dana-Farber Cancer Institute in Boston, as well as to Dr. Daniel Sauder of Johns Hopkins University in Baltimore for their valuable contribution over the years to our development program of Neovastat."

FERNAND LABRIE, MD, PHD

Dr. Labrie is Director of Research at the CHUL Research Centre in Quebec City with 175 senior scientists and 1,200 employees under his supervision. He founded the Research Laboratory in Molecular Endocrinology in 1969, as well as the CMR Research Group in Molecular Endocrinology in 1973. Dr. Labrie was also President of the Quebec Health Research Fund from 1992 to 1995. He has more than 1,000 scientific publications and has been a guest speaker at over 460 national and international scientific meetings. He is the recipient of multiple awards and prizes.

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KLAUS H.R. DIEDRICH, MD, PHD

Director of the Department of Gynecology and Obstetrics of the University Clinic in Luebeck, Germany, Dr. Diedrich is also current President of the German Society of Gynecology and Obstetrics (DGGG). He is the former President of the European Society of Human Reproduction and Embryology. Together with Dr. Rene Frydman, he pioneered the clinical development of Zentaris' LHRH antagonist, Cetrorelix.

RENE FRYDMAN, MD, PHD

Director of the Department of Gynecology and Obstetrics at the Antoine Beclere Hospital in Clamart, a suburb of Paris, Dr. Frydman also acts as a technical consultant in charge of medical research and ethics for the French Ministry of Research. He was responsible for the IN VITRO fertilization of the first French test tube baby, the first child resulting from a frozen embryo. He is also recognized as a specialist of infertility therapies and high-risk pregnancies. Decorated Chevalier de la Legion d'Honneur en 1993, Dr. Frydman has received multiple awards for his work and is the author of many books.

ABOUT AETERNA LABORATORIES INC.

AEterna is a biopharmaceutical company focused on the development of novel therapeutic treatments, mainly in oncology and endocrinology. The product pipeline includes 12 products ranging from preclinical stage up to marketing. AEterna has strategic worldwide partners such as Ardana Bioscience, Baxter Healthcare S.A., German Remedies Ltd., Grupo Ferrer Internacional, Hainan Tianwang International Pharmaceutical, LG Life Sciences Ltd., Mayne Group, Medac GmbH, Serono International S.A., Shionogi & Co., Ltd. and Solvay Pharmaceuticals B.V.

AEterna owns 100% of the biopharmaceutical company, Zentaris GmbH, based in Frankfurt, Germany.

AEterna also owns 61.8% of Atrium Biotechnologies Inc., which develops and markets nutritional supplements, as well as active ingredients and fine chemicals intended for the cosmetics, nutrition, fine chemicals and pharmaceuticals industries. Atrium markets over 500 products in 20 countries to industry leaders such as Estee Lauder, L'Oreal, Clarins, Chanel, Aventis, SanofiSynthelabo and Nestle.

AEterna and its entities have 270 employees in Canada and Europe.

AEterna shares are listed on the Toronto Stock Exchange (AEL) and the NASDAQ National Market (AELA).

News releases and additional information about AEterna are available on its Web site at www.aeterna.com.

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SAFE HARBOR STATEMENT

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                     - 30 -


CANADA
MEDIA RELATIONS:                            INVESTOR RELATIONS:
Paul Burroughs                              Jacques Raymond
Tel.: (418) 652-8525 ext. 406               Tel.: (418) 652-8525 ext. 360
Cell.: (418) 573-8982                       Cell.: (514) 703-5654
Fax: (418) 577-7671                         Fax: (418) 577-7700
E-mail: paul.burroughs@aeterna.com          E-mail: jacques.raymond@aeterna.com

USA                                         EUROPE
THE INVESTOR RELATIONS GROUP                INVESTOR RELATIONS
Lisa Lindberg                               Matthias Seeber
Tel.: (212) 825-3210                        Tel.: 011 49 69 4 26 02 34 25
Fax: (212) 825-3229                         Fax: 011 49 69 4 26 02 34 44
E-mail: TheProTeam@aol.com                  E-mail: matthias.seeber@zentaris.de


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                                    SIGNATURE


             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           AETERNA LABORATORIES INC.


Date:  April 8, 2003                       By:  /s/Claude Vadboncoeur
--------------------                           ---------------------------------
                                               Claude Vadboncoeur
                                               Vice President, Legal Affairs and
                                               Corporate Secretary